Exhibit 99.1
Shinhan Financial Group 2014 1H Business Results to be released on July 24, 2014
Shinhan Financial Group will release its 2014 1H business results on July 24, 2014. The earning presentation materials will be posted on our website, www.shinhangroup.com.